UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

On February 2, 2023, Deutsche Bank AG published its Media Release, Analyst Conference Call Presentation and Financial Data Supplement, each of which relates to Deutsche Bank’s results for the quarter and year ended December 31, 2022.

For non-U.S. purposes, Deutsche Bank AG publishes such documents setting forth results prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, including application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre-payment options (“EU IFRS”, using the “EU carve-out”). Fair value hedge accounting under the EU carve-out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from Treasury activities. These documents prepared using EU IFRS are attached as Exhibits 99.1 through 99.3 hereto.

For U.S. reporting purposes, Deutsche Bank AG also prepares versions of its Media Release and Financial Data Supplement prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), which does not permit use of the EU carve-out (“IASB IFRS”), but which is otherwise the same as EU IFRS. The Media Release and Financial Data Supplement prepared using IASB IFRS are attached as Exhibits 99.4 and 99.5 hereto. The impact of the EU carve out is described in the sections “Basis of Accounting” on page 12 of Exhibit 99.4 hereto and “EU carve-out” on page 1 of Exhibit 99.5 hereto.

This Report on Form 6-K contains the following exhibits:

Exhibit 99.1: Deutsche Bank AG’s Media Release, dated February 2, 2023, announcing its preliminary results for the quarter and year ended December 31, 2022 (EU IFRS).

Exhibit 99.2: Financial Data Supplement 4Q 2022, providing details of the preliminary results (EU IFRS).

Exhibit 99.3: Presentation of Christian Sewing, Chief Executive Officer, Olivier Vigneron, Chief Risk Officer, and James von Moltke, Chief Financial Officer, given at Deutsche Bank AG’s Analyst Conference Call on February 2, 2023 (EU IFRS).

Exhibit 99.4: Deutsche Bank AG’s Media Release, dated February 2, 2023, announcing its preliminary results for the quarter and year ended December 31, 2022 (IASB IFRS).

Exhibit 99.5: Financial Data Supplement 4Q 2022, providing details of the preliminary results (IASB IFRS).

This Report on Form 6-K and Exhibits 99.4 and 99.5 hereto are hereby incorporated by reference into Registration Statement No. 333-258403 of Deutsche Bank AG. Exhibits 99.1 through 99.3 are not so incorporated by reference.

The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2022.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2021 Annual Report on Form 20-F filed with the SEC, on pages 12 through 53 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure

Adjusted profit (loss) before tax, Profit (loss) attributable to Deutsche Bank shareholders, Adjusted profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders and additional equity components

Profit (loss) before tax
Revenues excluding specific items, Revenues on a currency-adjusted basis, Revenues adjusted for foregone revenues due to the BGH ruling	Net revenues

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and bank levies, Adjusted costs excluding transformation charges and bank levies adjusted for FX movements

Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon), Post-tax return on average tangible shareholders’ equity, Adjusted post-tax return on average tangible shareholders’ equity ex-BGH ruling

Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to (i) pages 3, 7 through 13 and 17 through 30 of Exhibits 99.2 and 99.5 hereto and (ii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 403 through 413 of our 2021 Annual Report (which Annual Report 2021 constitutes a part of our 2021 Annual Report on Form 20-F).

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

CRR/CRD Regulatory measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and set forth throughout our financial reports under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive (“CRD”) as currently applicable.

For the comparative periods in our financial reports certain figures based on the CRR definition of own fund instruments (applicable for Additional Tier 1 (AT1) capital and Tier 2 (T2) capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) are presented on a “fully loaded” basis. Such “fully loaded” figures are calculated excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. Deutsche Bank had immaterial amounts of such instruments outstanding at year-end 2022. For those comparative periods the CET 1 and RWA figures also include the transitional impacts from the IFRS 9 add-back in the “fully-loaded” figures given it is an immaterial difference. Measures calculated pursuant to our fully loaded methodology are non-GAAP financial measures.

We believe that these “fully loaded” calculations provide useful information to investors as they reflected our progress against the then-known future regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

For descriptions of these fully loaded CRR/CRD measures and the differences from the most directly comparable measures under the CRR/CRD transitional rules, please refer to (i) pages 15, 16, 28, 29 and 30 of Exhibits 99.2 and 99.5 hereto, (ii) the section “Management Report: Risk Report: Risk and Capital Performance: Capital, Leverage Ratio, TLAC and MREL”, in particular the subsections thereof entitled “Development of Own Funds”, “Development of Risk-Weighted Assets” and “Leverage Ratio”, on pages 120 to 135 of our Annual Report 2021, and (iii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures: Regulatory fully loaded measures” on page 413 of our Annual Report 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: February 2, 2023

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Mathias Otto ______________
Name:	Mathias Otto
Title:	Managing Director and Senior Counsel